EXHIBIT 99.1
FORM 51-102F3
MATERIAL CHANGE REPORT
AETERNA ZENTARIS INC.

1.	Name and Address of Company
Aeterna Zentaris Inc. (the Corporation)
1405 du Parc-Technologique Boulevard
Québec City, Québec
Canada, G1P 4P5

2.	Date of Material Change
December 1, 2014.

3.	News Release
On December 1, 2014, the Corporation issued a news release indicating the material change, which was disseminated in Canada on the CNW newswire service.

4.	Summary of Material Change
On December 1, 2014, the Corporation announced that it had entered into a Master Collaboration Agreement and related License and Technology Transfer and Technical Assistance Agreements with Sinopharm A-Think Pharmaceuticals Co., Ltd. (Sinopharm A-Think) for its lead anti-cancer compound, zoptarelin doxorubicin, for the initial indication of endometrial cancer, for the Chinese, Hong Kong and Macau markets (the Territory). Zoptarelin doxorubicin, a novel synthetic peptide carrier linked to doxorubicin, is currently in a ZoptEC (Zoptarelin doxorubicin in Endometrial Cancer) Phase 3 trial in endometrial cancer.
Under the terms of the Master Collaboration Agreement, Aeterna Zentaris will be entitled to receive a non-refundable US$1 million fee for the transfer of the Corporation’s technology for zoptarelin doxorubicin to Sinopharm A-Think. Sinopharm A-Think has also agreed to make additional payments to the Corporation upon achieving certain pre-established regulatory and commercial milestones. Furthermore, the Corporation will receive royalties on future net sales of zoptarelin doxorubicin in the Territory. Sinopharm A-Think will be responsible for the development, production, registration and commercialization of the product in the Territory.

5.	Full Description of Material Change
On December 1, 2014, the Corporation announced that it had entered into a Master Collaboration Agreement and related License and Technology Transfer and Technical Assistance Agreements with Sinopharm A-Think for its lead anti-cancer compound, zoptarelin doxorubicin, for the initial indication of endometrial cancer, for the Territory. Zoptarelin doxorubicin, a novel synthetic peptide carrier linked to doxorubicin, is currently in a ZoptEC (Zoptarelin doxorubicin in Endometrial Cancer) Phase 3 trial in endometrial cancer.
Under the terms of the Master Collaboration Agreement, Aeterna Zentaris will be entitled to receive a non-refundable US$1 million fee for the transfer of the Corporation’s technology for zoptarelin doxorubicin to Sinopharm A-Think. Sinopharm A-Think has also agreed to make additional payments to the Corporation upon achieving certain pre-established regulatory and commercial milestones. Furthermore, the Corporation will receive royalties on future net sales of zoptarelin doxorubicin in the Territory. Sinopharm A-Think will be responsible for the development, production, registration and commercialization of the product in the Territory.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.

7.	Omitted Information
Not applicable.

8.	Executive Officer
Further information regarding the matters described in this report may be obtained from Phil Theodore, Senior Vice President and Chief Administrative Officer, General Counsel and Corporate Secretary. Mr. Theodore is knowledgeable about the details of the material change and may be contacted at (843) 900-3211.

9.	Date of Report
December 11, 2014